EXHIBIT 99.1

PyroGenesis Confirms Receipt of $445,200 Milestone Payment for SPARC™ Land-Based Waste Destruction System

MONTREAL, Aug. 24, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a TSX30 and a Deloitte Canada Clean Technology Fast 50™ company (the “Company” or “PyroGenesis”) that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to announce today that, further to its press release dated February 6, 2023, it has received a milestone payment of $445,200 associated with the engineering phase for its SPARC™ refrigerant waste destruction system, from the government-mandated organization known as Cool-Safe (the “Client”).

The engineering phase of the SPARC™ refrigerant waste destruction system has reached a crucial milestone, triggering the subject payment. With the engineering phase nearing completion, PyroGenesis is on track as previously estimated and has already begun the fabrication process. The company expects to complete the fabrication phase by the first quarter of 2024.

“We are very pleased with the progress to date and look forward to the completion of the fabrication phase,” said Mr. Pierre Carabin, CTO of PyroGenesis. “We firmly believe that the SPARC™ system will be instrumental in driving forwards the client's national initiative for the destruction of hazardous refrigerants in New Zealand, and we remain committed to providing state-of-the-art waste destruction systems that contribute to a cleaner, more sustainable environment.”

As previously announced, PyroGenesis has been contracted to design and build the SPARC™ refrigerant waste destruction system, and will also supervise and support contractors in the system installation within a new facility being built by the Cool-Safe organization. Cool-Safe, previously known as The Trust for the Destruction of Synthetic Refrigerants, is a product stewardship organization (PSO) established by the New Zealand government in 1993. Cool-Safe’s mandate is to be a significant factor in the government of New Zealand’s stated goal to reduce their greenhouse gas emissions by 2035 by at least 35%. This will be achieved by implementing their own 90% reduction target for hazardous refrigerants.

PyroGenesis’ proprietary SPARC™ system uses inexpensive steam as the plasma-forming gas to generate a hydrolysis reaction which efficiently destroys refrigerants and ozone-depleting substances. It offers a cost-effective and environmentally friendly solution for the safe disposal of hazardous waste materials. The SPARC™ plasma-based system offers a substantial reduction in the operator's carbon footprint, while effectively eliminating ozone-depleting substances. Its versatility extends beyond solid waste, as it can also effectively destroy a variety of other chemicals, including CFCs, HCFCs, HFCs, halons and PFCs.

The Company’s involvement in the destruction of ozone depleting refrigerant substances using its patented SPARC™ system is part of PyroGenesis’ three-tiered solution ecosystem that aligns with economic drivers that are key to global heavy industry. Solid and hazardous waste destruction is part of the Company’s Waste Remediation tier, where it ensures a safe destruction of hazardous materials, and the recovery and valorization of underlying substances such as chemicals and minerals.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a proud leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

Cautionary and Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the risk factors identified under “Risk Factors” in the Company’s latest annual information form, and in other periodic filings that the Company has made and may make in the future with the securities commissions or similar regulatory authorities, all of which are available under the Company’s profile on SEDAR at www.sedar.com, or at www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect the Company. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, except as required by applicable securities laws.

Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/